July 30, 2025

Fawad Maqbool
Chief Executive Officer
AmpliTech Group, Inc.
155 Plant Avenue
Hauppauge, NY 11788

       Re: AmpliTech Group, Inc.
           Registration Statement on Form S-3
           Filed July 22, 2025
           File No. 333-288863
Dear Fawad Maqbool:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing